AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 14, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

TEMPLETON DRAGON FUND, INC.
(Name of Subject Company)

TEMPLETON DRAGON FUND, INC.
(Name of Filing Person (Issuer))

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

88018T101
(CUSIP Number of Class of Securities)

Alison Baur
Templeton Dragon Fund, Inc.
One Franklin Parkway
San Mateo, CA  94403-1906
(954) 527-7500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

*Set forth the amount on which the filing fee is calculated and state how it was determined.

This filing relates solely to preliminary communications made before the commencement of a tender offer.

/ /
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:
Filing Party:
Date Filed:
/X/	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/ /	third-party tender offer subject to Rule 14d-1.
/X/	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

TEMPLETON DRAGON FUND, INC. 300 S.E. 2nd Street Fort Lauderdale, FL 33301

FOR IMMEDIATE RELEASE:

For more information, please contact Franklin Templeton at 1-800-342-5236.

TEMPLETON DRAGON FUND, INC. ANNOUNCES
SELF TENDER OFFER FOR UP TO 25% OF ITS SHARES

Fort Lauderdale, Florida, November 14, 2023 – TEMPLETON DRAGON FUND, INC. (NYSE: TDF) (the “Fund”), a closed-end investment company managed by Templeton Asset Management Ltd., announced today that its Board has authorized an issuer tender offer in the fourth quarter of 2023 to purchase for cash up to 8,451,035 of its common shares, representing 25% of the Fund’s issued and outstanding common shares. The tender offer will commence on November 21, 2023 and purchases will be made at a price per share equal to 98% of the Fund’s net asset value (NAV) per share as of the close of trading on the first business day after the expiration of the tender offer, with the remaining 2% applied to cover certain costs of the tender offer, including the processing of tender forms, effecting payment, postage and handling. If more shares are tendered than the amount the Board has authorized to purchase, the Fund will purchase a number of shares equal to the offer amount on a pro-rated basis.
The commencement of the tender offer is pursuant to an agreement between the Fund and City of London Investment Management Company Limited (“CoL”). Pursuant to the agreement, CoL has agreed to be bound by certain standstill covenants. The Fund has been advised that CoL will file copies of the relevant standstill agreement with the U.S. Securities and Exchange Commission (“SEC”) as an exhibit to its Schedule 13D.
The Fund’s common shares have recently traded at a discount to their net asset value per share. During the pendency of the tender offer, the current net asset value per share will be available on the Fund’s website at:
https://www.franklintempleton.com/investments/options/closed-end-funds/products/581/SINGLCLASS/templeton-dragon-fund-inc/TDF#performance
Shareholders are advised to read the offer to purchase when it is available, as it contains important information.
The offer to purchase and other documents filed by the Fund with the SEC, including the Fund's annual report for the fiscal year ended December 31, 2022, are or will be available without cost at the SEC’s website (sec.gov) or by calling the Fund’s Information Agent.
Other information

You may request a copy of the Fund’s current Report to Shareholders by contacting Franklin Templeton’s Fund Information Department at 1-800/DIAL BEN® (1-800-342-5236) or by visiting franklintempleton.com.  All investments involve risks, including possible loss of principal. International investments are subject to special risks, including currency fluctuations and social, economic and political uncertainties, which could increase volatility. These risks are magnified in emerging markets. There are special risks associated with investments in China, Hong Kong and Taiwan, including less liquidity, expropriation, confiscatory taxation, international trade tensions, nationalization, and exchange control regulations and rapid inflation, all of which can negatively impact the Fund. Investments in Taiwan could be adversely affected by its political and economic relationship with China. The Fund is actively managed but there is no guarantee that the manager's investment decisions will produce the desired results.  For portfolio management discussions, including information regarding the Fund’s investment strategies, please view the most recent Annual or Semi-Annual Report to Shareholders which can be found at franklintempleton.com or sec.gov.

Unlike open-end funds (mutual funds), closed-end funds are not continuously offered.  Closed-end funds trade on the secondary market through a national stock exchange at a price which may be above (a premium), but is often below (a discount to) the net asset value (NAV) of the fund's portfolio.  Unlike a mutual fund, the market price for a closed-end fund is based on supply and demand, not the fund's NAV.

Franklin Resources, Inc. is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 150 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company offers specialization on a global scale, bringing extensive capabilities in fixed income, equity, alternatives and multi-asset solutions. With more than 1,300 investment professionals, and offices in major financial markets around the world, the California-based company has over 75 years of investment experience and over $1.3 trillion in assets under management as of October 31, 2023. For more information, please visit franklintempleton.com.

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